

Mail Stop 3561

May 5, 2006

Ms. Carol Atkinson
Chief Financial Officer
Cosmo Communications Corporation
Unit 2-55 Travail Road
Markham, Ontario, Canada

> **Re:** **Cosmo Communications Corporation**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2005**
> **Filed July 26, 2005**
> **File No. 0-11968**

Dear Ms. Atkinson:

We have reviewed the responses in your letter filed on April 20, 2006 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

1. Please acknowledge the following by including these statements in your response letter:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

<u>Consolidated Statements of Earnings, page 19</u>

2.   We have reviewed your response to prior comment 9. We believe the portion of the advertising and handling allowances attributable to preferred shelf space should be accounted for as a reduction of revenues in your income statement since shelf space provided by your customers cannot be sufficiently separable from the purchase of your products. As explained in Example 9 in Exhibit 01-9A, payments made to vendors for product placement do not meet the separability criteria in paragraph 9a since:

- The benefit received cannot be separated from the arrangement to sell goods to the vendor; and

- You could not enter into such an arrangement with a party other than a reseller of your products.

Please tell us the amount of preferred shelf space allowances included in selling and administrative expenses for all periods presented in your March 31, 2005 Form 10-K. Additionally, tell us if you separately track the amount of advertising and handling allowances granted between advertising and preferred share space.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief